082-00034

ASX Media Release

RECEIVED

2006 SEP -6 P 1:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Santos

Media enquiries
Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Andrew Seaton
+61 8 8218 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

5 September 2006

SUPPL

Drilling Report – Wortel-1

Santos today announced that the Wortel-1exploration well encountered a gross gas column of 141 metres over the interval 1242-1383 metres. The gas column is in the same Early Pliocene Mundu Formation limestone as the productive reservoir in the nearby Oyong oil & gas field.

The well is in 42 metres of water and is located in the Sampang PSC, offshore East Java, Indonesia which is operated by Santos (Sampang) Pty Ltd. It is approximately 7 kilometres west of the Oyong oil & gas field in the same PSC.

A drill-stem test was conducted over the interval 1340-1365 metres. The well flowed at a rate of 18.5 million cubic feet per day through a 56/64" choke with a wellhead flowing pressure of 1071 psi. Condensate was produced at a rate of 4 to 5 barrels per million cubic feet. Like Oyong, the gas is sweet with no CO_2 or H_2S present.

"The results of Wortel-1 are encouraging, however further appraisal will be required to confirm the potential resource", said Santos' Managing Director, John Ellice-Flint.

Following completion of testing operations the Wortel-1 well will be plugged and abandoned as planned.

The Sedco 601 drilling rig will move to drill the Madi-1 exploration well in the neighbouring Madura Offshore PSC and then, subject to partner and government approvals, return to drill the Wortel -2 appraisal well in October 2006.

The participants are:

Santos (Sampang) Pty Ltd (operator)	40.5%
Singapore Petroleum Sampang Ltd	36%
Cue Sampang Pty Ltd	13.5%
PT Petrogas Oyong Jatim*	10%

PROCESSED
SEP 08 2006
THOMSON
FINANCIAL

* subject to finalisation of documentation

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Map attached

dlw 9/7

Santos

Wortel 1



Bawean Island
0
50
Kilometres
Java Sea
Madura Offshore PSC
Kangean Islands
Madura Island
Sampang PSC
Surabaya
Jeruk
Oyong
Maleo
Tanggulangin
Wunut
Area II
Area I
Porong
Brantas PSC
Grati
Area III
Area IV
Area V
Brantas PSC
North Bali I PSC
Bali Sea
Wortel 1
Java
Bali

Legend

- Santos acreage
- Oil Field
- Gas Field



****
*** ACTIVITY MANAGEMENT REPORT TX ***
****

ST. TIME	CONNECTION TEL	CONNECTION ID	NO.	MODE		PGS.	RESULT	
08/29 09:26	12122253999		3315	TRANSMIT	ECM	4	OK	01'21
08/29 16:52	18007259642		3316	TRANSMIT	G3	13	OK	05'41
08/30 11:30	17039140172	SEC OPC COMPTR	3317	TRANSMIT	ECM	7	OK	02'17
08/30 17:13	18047750544		3319	TRANSMIT	ECM	2	OK	00'41
08/30 17:15	8047750544		3318	TRANSMIT		0	NG 0 STOP	00'00
08/30 17:22	15022672233		3320	TRANSMIT	ECM	2	OK	00'42
08/30 17:28	7039144365		3321	TRANSMIT		0	NG 0 STOP	00'00
08/30 17:29	97039144365		3322	TRANSMIT		0	NG 0 STOP	00'00
08/30 17:30	7039144365	FINANCIAL MGMT O	3323	TRANSMIT	ECM	2	OK	00'44
08/31 13:10	17035190889		3324	TRANSMIT	ECM	1	OK	00'30
08/31 15:10	18007259642		3325	TRANSMIT	G3	13	OK	05'41
08/31 18:24	12134432750		3326	TRANSMIT	ECM	11	OK	03'48
09/01 16:21	18642322359		3327	TRANSMIT		0	NG 0 STOP	00'00
09/01 16:22	18642322359		3328	TRANSMIT		0	NG 0 STOP	00'00
09/01 16:25	18642322925		3329	TRANSMIT	ECM	6	OK	02'04
09/01 17:31	01185225227006		3330	TRANSMIT	G3	6	OK	02'28

****
*** ACTIVITY MANAGEMENT REPORT RX ***
****

ST. TIME	CONNECTION TEL	CONNECTION ID	NO.	MODE		PGS.	RESULT	
08/29 11:09	020 7887 0001		6534	AUTO FAX RX	ECM	4	OK	01'08
08/29 14:30	512 683 6931	National Instrum	6535	AUTO FAX RX	ECM	6	OK	02'01
08/29 20:56	61 3 9645 7226	SECRETARIAL DEPA	6536	AUTO FAX RX	ECM	5	OK	01'13
08/30 01:24	61 8 9380 9970	ATLAS PACIFIC	6537	AUTO FAX RX	ECM	27	OK	13'28
08/30 04:16	05010019849	ERSTE BANK OE	6538	AUTO FAX RX	ECM	2	OK	00'54
08/30 07:04	23336620	SECRETARIAL	6539	AUTO FAX RX	ECM	13	OK	04'14
08/30 07:09	23336620	SECRETARIAL	6540	AUTO FAX RX	ECM	15	OK	04'37
08/30 07:21	23336620	SECRETARIAL	6541	MEMORY RX	ECM	23	OK	07'04
08/30 12:02	16049433716		6542	AUTO FAX RX	ECM	2	OK	00'49
08/30 18:12			6543	AUTO FAX RX	G3	2	OK	01'23
08/30 21:12	61 8 9380 9970	ATLAS PACIFIC	6544	AUTO FAX RX	ECM	2	OK	00'43
08/31 10:11	302 335 4092		6545	AUTO FAX RX	ECM	2	OK	01'30
08/31 15:43	212 756 7730		6546	AUTO FAX RX	ECM	3	OK	01'16
08/31 18:38			6547	AUTO FAX RX	G3	4	OK	02'37
08/31 20:15	61 8 82342076	BRESAGEN	6548	AUTO FAX RX	ECM	3	OK	01'11
08/31 23:06			6549	AUTO FAX RX	ECM	45	OK	11'23
09/01 04:54	011 350 4928		6550	AUTO FAX RX	ECM	8	OK	02'32
09/01 14:12			6551	AUTO FAX RX	ECM	1	OK	00'31
09/01 15:27			6552	AUTO FAX RX	G3	1	OK	00'52
09/04 06:17	+086788130		6553	AUTO FAX RX	ECM	5	OK	01'44
09/04 08:47	+086788130		6554	AUTO FAX RX	ECM	2	OK	00'49
09/04 15:19			6555	AUTO FAX RX	ECM	3	OK	01'13
09/04 20:46	23336620	SECRETARIAL	6556	AUTO FAX RX	ECM	2	OK	00'46
09/04 21:12			6557	AUTO FAX RX	ECM	2	OK	00'54

Rule 3.8A

Appendix 3E

SEC FILE #82-1852

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
ATLAS PACIFIC LIMITED	**32 009 220 053**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market buy-back**
2	Date Appendix 3C was given to ASX	**25th July 2006**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	***231,000***	***24,000***
4	Total consideration paid or payable for the shares	***$69,300.00***	***$7,416.89***

Shares purchased via ADR's on NASDAQ

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: date: **$0.30** lowest price paid: date: **$0.30**	highest price paid: **$0.309** lowest price paid: **$0.309** highest price allowed under rule 7.33: **$0.3160**

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	**4,135,512**

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: **05/09/06**
(~~Director~~/Company secretary)

Print name: **SIMON ADAMS**

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO　　NASDAQ: STOSY　　Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**13,967**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other ordinary shares on issue.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$6.95 per share.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue consequent upon exercise options granted on 15 June 2004 pursuant to the Santos Executive Share Option Plan.**

7	Dates of entering securities into uncertificated holdings or despatch of certificates	**4 September 2006**	
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	**595,874,464**	**Fully paid ordinary shares.**
		6,000,000	**Franked Unsecured Equity Listed Securities (FUELS).**

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		**Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:**
		49,800	**(i) held by eligible employees; and**
		93,702	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
		46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
		41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
		469,300	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
		1,851,126	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
		91,950	**Fully paid ordinary shares issued pursuant to the vesting of SARs**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid ordinary shares.**

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 04 September 2006
Secretary

Print name: WESLEY JON GLANVILLE